

May 30, 2013

Via E-mail
Mr. Mark Swenson
CMG Partners, LLC
12828 Northup Way, Suite 110
Bellevue, WA 98005

> **Re:** **Inland American Real Estate Trust, Inc.**
> **Tender Offer Statement on Schedule TO-T**
> **Filed on May 22, 2013 by CMG Partners, LLC et al.**
> **File No. 005-85811**

Dear Mr. Swenson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

What About the RXF Offer?

1.	Please amend your Schedule TO to provide support for the statements you are making regarding the RXF offer. In particular, please disclose why you believe that the NAV of RXF will be based upon "mark-to-market" pricing, and why you believe it "will likely be less than [Inland American's] reported value."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions